Exhibit 21.1

List of Subsidiaries of Hertz Group Realty Trust, Inc.

Entity Name	Jurisdiction of Incorporation
Hertz Group Realty Operating Partnership, LP	Delaware
Hertz Properties Group Holdings	Delaware
Hertz Group Properties, Limited	British Virgin Islands
Hertz Properties Group, LLC	Delaware